MASTER AGREEMENT FOR PRINT SERVICES

THIS MASTER AGREEMENT FOR SERVICES (hereinafter referred to as “Agreement”) is effective as of July 17, 2005 and is made and entered into by and between FBL Financial Group, Inc. and its Affiliated Companies (hereinafter referred to as “FBL”) with an address of 5400 University Avenue, West Des Moines, Iowa 50266, and Regulus Integrated Solutions LLC (hereinafter referred to as “Regulus”) whose business address is 860 Latour Court, Napa, CA 94558.

WHEREAS

A.                                    FBL requires Regulus to implement, outsource and provide potential customization services for certain print and mail services offered by Regulus (the “Services”); and

B.                                    Regulus specializes in providing the Services and is prepared to accept responsibility for performing the Services on behalf of FBL. Each Statement of Work will list the location(s) at which the Services will be performed.

C.                                    Based on Regulus’ review of FBL’s operations and requirements, Regulus has submitted to FBL a proposal for the outsourcing of such Services, specifying the services and related operating procedures required to provide FBL with the desired level of service and quality, and with the capacity and flexibility sufficient to handle FBL’s current and future requirements in an economical and commercially feasible manner;

D.                                    On the basis of the recommendations and statements in Regulus’ proposal, presentations, printed material and correspondence, and in reliance on Regulus’ stated expertise in providing services capable of meeting FBL’s current and future needs, FBL desires to engage Regulus to perform such Services on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises hereof and the mutual covenants, agreements, obligations and consideration hereafter provided, it is agreed by the parties hereto as follows:

1.              The foregoing recitals are true and correct and are incorporated herein by reference.

2.              Definitions.

a.                                      “Affiliated Companies” shall include any company now in existence or that comes into existence that directly or indirectly controls, is controlled by or is under common control with FBL Financial Group, Inc.

b.                                      “Control” shall mean the power to direct or cause to be directed the management or affairs of the applicable company.

c.                                       “Customizations and Deliverables” are any modifications to Regulus’ Services that are paid for separately and intended by FBL to enhance the service capability of FBL’s services internally;

d.                                      “Services” shall be specified in each Statement of Work.

e.                                       “Software” is any software, whether it is owned by Regulus directly or licensed separately from a third party, that is necessary for FBL to effectively utilize the Services.

f.                                        “Service Level Adjustment Fee” shall mean those amounts that Regulus is required to pay to FBL in connection with the failure to meet the Service Levels described in each Statement of Work.

g.                                       “Outsourcable” shall mean the amount of printable material that FBL outsources each month to any provider of print services.

3.              Description of Services, Agreement.

a.                                      Statements of Work. Regulus shall provide FBL with the Services as described from time to time in a Statement of Work in substantially the same form as attached hereto as “Exhibit A” pursuant to the terms and conditions of this Agreement (hereinafter referred to as “SOW”). Each SOW will be considered a separate agreement which incorporates the terms and conditions of this Agreement and each SOW and any amendment to this Agreement or a SOW must state that it is entered into pursuant to, and incorporates the terms and conditions of, this Agreement. Any reference to “Agreement” shall include the applicable SOW.

b.                                      The Services shall be performed by Regulus in accordance with the standards and service levels set forth in each SOW (“Service Levels”). Each SOW will be incorporated into this Agreement and any amendment to this Agreement.

c.                                       Conflict of Terms. In the event of any conflict between the terms of this Agreement and the terms contained in any SOW, exhibit or attachment to this Agreement, the terms of this Agreement shall control. Notwithstanding the above, this Agreement may specifically allow for an additional term to be stated in a SOW, in which case such additional term in the SOW shall control.

d.                                      In exchange for Regulus’ provision of the Services, FBL shall pay the fees set forth on Exhibit B and in any SOW entered into by Regulus and FBL (“Fees”). During the Initial Term, Regulus shall provide all Services in exchange for the Fees, and FBL shall not pay any other fees, costs, expenses or charges of whatever kind or nature. Other than a price increase due to a pass through of increases in postage costs Regulus agrees that the Fees shall not be increased during the Initial Term. Thereafter, effective upon the first day of any Renewal Tenn, Regulus may increase prices upon one hundred thirty (130) calendar day’s prior written notice to FBL. Regulus further agrees that the Fees shall not be increased by more than 3% per year for any Renewal Term. Notwithstanding anything to the contrary in the foregoing or in this Agreement, Regulus shall have the exclusive right to provide the Services for seventy-five percent (75%) of the Outsourcable monthly volumes of such Services. In the event that FBL’s actual use of the Services falls below seventy-five (75%) of the Outsourcable volumes of the Services for six (6) consecutive months during the term of this Agreement, Regulus shall have the right, on 30 days prior written notice, to amend the Fees to the extent necessary to prevent the loss by Regulus of the benefits reasonably expected to accrue to Regulus under this Agreement.

e.                                       SOW’s 1 through 12 were previously entered into by and between the parties as Exhibits titled as Requirements under that certain Regulus Integrated Solutions Service Agreement dated and effective as of July 17, 2002 (“Existing SOW’s”). The Existing SOW’s are hereby incorporated by reference into this Agreement. The next SOW to be entered into pursuant to this Agreement shall be numbered Statement of Work #13.

4.              Term and Termination.

a.                                      Term. This Agreement shall be effective as of the date listed in the introductory paragraph above and shall remain in full force and effect for an initial term of four (4) years (“Initial Term”). Following the expiration of the Initial Term, this Agreement shall automatically renew for successive one year terms (each a “Renewal Term”) unless FBL provides written notice of its intent to terminate this Agreement at least sixty (60) days prior to the expiration of any term.

b.                                      Termination for Cause. Either party may terminate this Agreement for a material breach by the other party which is not cured within thirty (30) days after the receipt by the breaching party of written notice. Furthermore, either party may terminate this Agreement if the other party (i) terminates or suspends its business; (ii) becomes subject to any bankruptcy or insolvency proceeding, or (iii) is wound up or liquidated, voluntarily or otherwise, except where such voluntary winding up is incident to a restructuring or reorganization that contemplates the continuation of such party’s business.

c.                                       Survival. Any sections of this Agreement and any SOW which expressly survive termination of this Agreement, or which, by their nature, should reasonably survive termination of this Agreement, shall survive.

d.                                      Effect of Termination and Orderly Transfer of Services to Another Provider. If this Agreement is terminated, each party shall cooperate with the other party and Regulus shall provide all reasonable assistance to effect an orderly transfer of the Services to another service provider of FBL’s sole choice. That service provider may be a third party or FBL’s internal service provider. Regulus shall allow FBL reasonable access to information that will assist in the orderly transition of the Services to another party provided, however that nothing in this section 4.d shall be construed to require Regulus to disclose its trade secrets, business practices, methods or other Confidential Information. If Regulus fails to provide reasonable assistance or the information necessary for an orderly transition of Services, then Regulus agrees that FBL will be substantially harmed by such action and agrees to pay to FBL all verifiable fees that FBL incurs to transition the Services without Regulus’ reasonable assistance and information as required by this section. Notwithstanding the foregoing, if Regulus terminates this Agreement without cause, Regulus shall pay for all expenses for FBL to transfer the Services to another service provider.

5.              Initial Acceptance of Services. Following implementation of the Services, Regulus shall have an initial acceptance period of 90 days (“Acceptance Period”) to demonstrate its ability to provide the Services under each SOW in a manner satisfactory to FBL including without limitation providing the functionality detailed in a SOW and in accordance with the Service Levels described in an SOW. FBL hereby accepts the Services under SOW’s 1 through 12. Regulus’ failure to provide the functionality described in an SOW, to meet any Service Level or to perform any Service in a manner reasonably acceptable to FBL shall be referred to as a “Non-Conformity.” At the end of the Acceptance Period, if there are no Non-Conformities found by FBL, FBL shall provide written notice of initial acceptance. If a Non-Conformity is found by FBL during the Acceptance Period, FBL shall notify Regulus as soon as is practical of such Non-Conformity. Regulus shall then have 7 days with which to remedy the Non-Conformity as reported by FBL. FBL shall then have 14 days with which to verify Regulus’ correction of the Non-Conformity. If there are outstanding Non-Conformities at the end of the Acceptance Period, the reporting, correction and acceptance process described above shall continue until such time that there are no further Non-Conformities. The Acceptance Period shall be extended for the number of days following the date of FBL’s notice of a Non-Conformity and prior to Regulus’ correction of the Non-Conformity in a manner that is satisfactory to FBL. When such demonstration has been satisfactorily completed, FBL shall provide Regulus with written notice of initial acceptance which shall not be unreasonably withheld. The date on which FBL provides such notice shall be the “Initial Acceptance Date” and shall also be the end of the Acceptance Period. If Regulus fails to obtain initial acceptance in 180 days, FBL shall have the right and option to cancel this Agreement and obtain repayment in full of any and all payments made to Regulus in connection with this Agreement and any SOW. In no event shall FBL’s receipt or use of the Services during the Acceptance Period constitute acceptance of the Services.

6.              Service Levels. Service level requirements and the remedies for non-performance, if any, shall be detailed in each SOW. Regulus shall be required to provide proof of meeting all service levels on a monthly basis or as otherwise detailed in each SOW. If FBL provides Regulus with notice of Regulus’ failure to meet a Service Level, Regulus shall pay the Service Level Adjustment Fee, if any, detailed in the SOW with respect to such Service Level.

7.              Audit rights. FBL has the right to audit Regulus’ delivery of Services by giving Regulus a minimum of five (5) business day’s notice of the conduct of such audit. The purpose of such audit shall be to verify that the delivery of the Services is in compliance with this Agreement. The audit may include, but not be limited to review of

Regulus’ records related to delivery of the Services, the data center, data center processes, backup procedures, disaster recovery procedures, data handling procedures, FBL’s data, any and all records supporting the delivery of Services to FBL, and security procedures. If FBL elects to utilize an independent third party auditor to conduct such audit. FBL shall be responsible for the cost of the third party auditor. Any audit conducted pursuant to this Agreement shall be conducted during normal business hours, without disruption to Regulus’ operations, and shall be subject to Regulus’ reasonable conditions related to confidentiality and the privacy of its customers other than FBL.

8.              Backup of data and security of data. In support of its obligation to provide Services under this Agreement, Regulus shall back up the data transmitted by FBL in a manner reasonably calculated to mitigate the risk of loss of such data prior to or during the performance of the Services. FBL agrees that it shall likewise retain copies of all data transmitted to Regulus in a manner reasonably calculated to mitigate the risk of loss of such data during transmission, prior to or during Regulus’ performance of the Services. Additionally, the parties shall mutually agree on a reasonable time interval for the retention and subsequent destruction of all such copies of data.

9.              Disaster recovery. The parties shall develop and implement a disaster recovery plan that will allow Regulus to resume full performance of the Services within a commercially reasonable and mutually agreed upon time after an interruption due to a disaster or other circumstance outside Regulus’ control. The parties shall endeavor in good faith to identify, agree upon and implement such disaster recovery plan no later than March 31, 2006 or such other date upon which the parties may mutually agree.

10.       Payment/Invoice. Unless otherwise stated in a SOW, Regulus will provide FBL with a detailed invoice on the last day of each month and FBL will remit payment Net30 days from its receipt of a proper invoice. Regulus shall use commercially reasonable efforts to ensure the accuracy of invoices. FBL will provide written notification of any disputed amount. The parties agree to use commercially reasonable efforts to resolve the disputed items.

11.       Taxes. FBL shall be responsible for any taxes of any relevant jurisdiction related to Regulus’ provision of Services hereunder, other than taxes based upon Regulus’ income or gross receipts.

12.       Insurance. Regulus shall maintain insurance policies in the minimum amounts stated below. During the term of this Agreement, Regulus shall not permit such insurance to be reduced, expired, or canceled without reasonable prior written notice to FBL. Upon request, Regulus shall provide a Certificate of Insurance to FBL.

Type of Insurance	Limits of Liability

Comprehensive General Liability(including Contractual Liability, Bodily Injury, Property Damage, and Personal Injury)	$1,000,000 combined single limit

Comprehensive Automobile Liability (Bodily Injury and Property Damage)	$500,000 combined single limit

Employers’ Liability	$100,000 per accident $500,000 per disease

Workers’ Compensation Employee Liability	As required by the laws of the state in which the work is being performed

13.       Subcontractors. Regulus is prohibited from subcontracting with third parties to perform any of the Services described herein without the prior written consent of FBL; provided, however, that couriers, contract programming support and equipment, systems or facilities maintenance providers (collectively “Service Providers”) shall not be considered subcontractors for the purpose of this Section 13 and Regulus shall have the ability to use such Service Providers in connection with the Services. In the event FBL provides such consent, such subcontractor, prior to beginning any work, will execute a Non-Disclosure Agreement affording FBL substantially the same protection, with respect to confidentiality of information, as this Agreement. In employing subcontractors, Regulus agrees to accept full and total responsibility for the actions or omissions of its subcontractors and each reference in this Agreement to “Regulus” shall include any subcontractors providing Services on behalf of Regulus.

14.       Relationship of Parties. The parties intend that an independent contractor relationship be created by this contract. The conduct and control of the work will lie solely with Regulus. Subject to the confidentiality provisions contained in this Agreement, Regulus shall be free to contract for similar Services to be performed for other customers while under contract with FBL. Regulus is not to be considered an agent or employee of FBL for any purpose nor is it entitled to any of the benefits FBL provides for its employees.

15.       Access to Facilities, Confidential Information, and Personnel. FBL agrees to provide Regulus with limited access to FBL’s facilities, Confidential Information (as defined below) and personnel as reasonably required by Regulus to perform its obligations under this Agreement.

16.       Permits and Consents. Except as may be expressly stated in a SOW, Regulus shall be responsible for securing any required permits, consents and authorizations required to perform its assigned tasks under this Agreement.

17.       Customizations and Deliverables and Software. Regulus warrants and represents that it has all right, title, authority and/or consents necessary to provide the Services. Regulus grants to FBL a nonexclusive license to use the Customizations and Deliverables, Services and Software for the duration of this Agreement for FBL’s business (“License”). The license shall be nontransferable except in conjunction with a permitted assignment of this Agreement. FBL may: (a) use the Customizations and Deliverables, Services and Software in FBL’s business; (b) permit use of the Customizations and Deliverables, Services and Software by one or more third parties to perform information processing, disaster recovery, disaster recovery testing or other services for FBL, provided such third parties agree to keep the Customizations and Deliverables and Software confidential; and (c) permit use of the Customizations and Deliverables, Services and Software by persons with authorized access to FBL’s computer system, including, but not limited to, auditors, temporary personnel, contracted personnel, customers, consultants and suppliers.

18.       Confidentiality.

a.                                      Confidential Information. The term “Confidential Information” means all information provided by one party (the “Disclosing Party”) to the other (the “Receiving Party”) except (a) information which the Receiving Party has confirmed is publicly known, so long as it is not publicly known through the acts or omissions of the Receiving Party; or (b) information that was or becomes available to the Receiving Party on a non-confidential basis from another source provided that such source is not known to be prohibited from transmitting the information by a contractual, legal or fiduciary obligation; or (c) or is independently derived by the Receiving Party without the aid, application, or use of the Confidential Information; or (d) information that is approved for release by written authorization of the Disclosing Party. Such Confidential Information shall include, but shall not be limited to: a) all computer software and systems, documentation and methods or concepts utilized therein, and related materials and information in the possession of or under the control of the Disclosing Party; b) any information relating to the business of the Disclosing Party; c) any unannounced products or services of the Disclosing Party; d) all information, reports and work product that may be generated by either party in connection with this Agreement, regardless of form, including, but not limited to, print and electronic or display rights of any such information.

b.                                      Disclosure Restrictions. The Receiving Party agrees to hold the Confidential Information in strict confidence, to use or disclose the Confidential Information only as is required in its performance under this Agreement, and to disclose the Confidential Information to only those of its employees, agents, or subcontractors who require such disclosure in order to perform hereunder. The Receiving Party shall protect the Confidential Information that is in its possession or control using at least the same means it uses to protect its own Confidential Information, but in any event, not less than reasonable means. The Receiving Party shall take commercially reasonable action, whether by instruction, agreement, or otherwise, to ensure the protection, confidentiality, and security of the Confidential Information, including any copies thereof, and to satisfy its obligations under this Agreement.

c.                                       Compulsory Disclosure. If the Receiving Party or anyone to whom it discloses the Confidential Information receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena or other order issued by a court of competent jurisdiction or by a government agency, the Receiving Party shall: (i) promptly notify the Disclosing Party of the existence, terms, and circumstances surrounding such a request; (ii) consult with the Disclosing Party on the advisability of taking steps to resist or narrow that request; (iii) if disclosure of that Confidential Information is required, furnish only such portion of the Confidential Information as the Receiving Party is advised by its counsel is legally required to be disclosed; and (iv) cooperate with the Disclosing Party, at the Disclosing Party’s expense, in its efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to that portion of the Confidential Information that is required to be disclosed.

d.                                      No License. Except as is specifically stated in this Agreement, or as may be reasonably assumed based upon Customer’s need to enjoy the benefits of the Services including, without limitation, any information, reports, and work product created by Regulus as part of the Services, no license or right is granted under this Agreement to the Receiving Party to use, execute, reproduce, display, perform, distribute externally, sell copies of or prepare derivative works based upon, any Confidential Information, except that the Receiving Party may exercise the foregoing rights of use, execution, reproduction and adaptation within its own organization solely for the purpose of rendering performance under this Agreement. The Receiving Party, upon request of the Disclosing Party or, at the latest, upon completion of its performance under this Agreement, will either certify the destruction of the Confidential Information or return the Confidential Information in its entirety to the Disclosing Party, at the Disclosing Party’s discretion.

e.                                       Equitable Relief. The Receiving Party acknowledges that any disclosure of Confidential Information in violation of this Agreement would be detrimental to the Disclosing Party’s business and that the Disclosing Party shall be entitled, without waiving any other rights or remedies, to equitable relief, including injunctions, without posting bond.

f.                                        Survival. The terms contained in this Section shall survive termination of this Agreement.

19.       Personnel on Site. If any portion of the Services will be performed at any FBL site, Regulus’ personnel who perform such Services shall comply with all of FBL’s site rules and regulations as may be posted at such site or given to Regulus in advance. FBL reserves the right to require any Regulus personnel to immediately and permanently leave FBL’s premises for conduct which FBL deems detrimental.

20.       Warranties. Regulus represents and warrants that: (a) it will perform all Services in a professional manner, using qualified personnel, and in accordance with the terms of this Agreement, the applicable SOW and all applicable industry standards; (b) that any tangible items furnished to FBL under this Agreement will be of the quality, size and dimensions requested by FBL or required by the terms of this Agreement; (c) that in performing the Services, Regulus will not make unauthorized use of any trade secrets or confidential or proprietary information of a third party; (d) that Regulus shall have all right, title, ownership, marketing and other rights required to furnish all

Services and tangible items to be provided to FBL under this Agreement; (e) it will comply with all applicable laws, rules, and regulations regarding the provision of the Services, including, but not limited to, environmental laws, rules, and regulations; (f) it has the right to license the Software and Customizations and Deliverables to FBL as provided in this Agreement and that FBL’s use of the Software and documentation as licensed hereunder will not infringe upon or violate any copyright, patent, trademark or other intellectual property right of any third party, and will not violate any third party’s trade secret, contract or confidentiality rights; and the Services will meet the requirements of each SOW and the Service Levels set forth therein. If these warranties are breached. Regulus shall promptly re-perform at Regulus’ sole expense the applicable Services as warranted, and if Regulus fails to perform the applicable Services in a manner conforming to the Agreement within 14 days of FBL’s notice to Regulus of such failure Regulus shall refund the entire amount paid for the applicable Services and for any other Services that become substantially without value to FBL as a result of the breach.

21.       General Indemnity. Each party (the “Indemnifying Party”) agrees to indemnify, defend and hold the other party (the “Indemnified Party”) harmless against any third party (including, but not limited to, claims of governmental agencies) claim arising from the alleged negligent acts or omissions of the Indemnifying Party or its employees, agents or subcontractors in connection with the Indemnifying Party’s performance pursuant to this Agreement. The Indemnified Party agrees to notify the Indemnifying Party promptly in writing of any such claim or suit, and give the Indemnifying Party control of the defense and/or settlement of any such action. An Indemnifying Party shall not enter into any settlement agreement requiring any action or admission by the Indemnified Party without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld. The Indemnified Party shall have the right to hire its own counsel solely for the purpose of monitoring any such action, at its own expense. The Indemnifying Party shall not be liable for any costs or expenses incurred by the Indemnified Party without the prior written authorization of the Indemnifying Party. This section shall survive termination of this Agreement. The liability limitations set forth in this Agreement shall not apply to the indemnification obligations of either party.

22.       Infringement Indemnity. Regulus agrees to defend at its expense, indemnify and hold FBL, its officers, directors, agents, employees, successors and assigns harmless from and against any and all loss, cost, damage or liability, including attorneys fees and costs (including but not limited to costs and expenses of any appellate bond), in connection with any claim by a third party that Services, Software, Customizations and/or Deliverables violate such third party’s trademark, copyright, patent, trade secret, or other intellectual property rights or any claim by a third party based upon breach of Regulus’ obligation to maintain the confidentiality of information concerning a third party to whom Regulus has an obligation of confidentiality. Each party shall give reasonable notice of any such claim to the other, but the failure of FBL to provide such notice shall only relieve Regulus from its obligations if and to the extent that such late notice prejudiced the defense or resulted in increased expense or loss to Regulus. Regulus shall have the right to control and direct the investigat ion, defense and settlement of each such claim. FBL has the right to review and approve any counsel selected by Regulus to defend FBL and the terms and conditions of any settlement affecting FBL, which approval shall not be unreasonably withheld. In addition, FBL may participate in the defense by counsel of its own choosing, at FBL’s expense, without affecting Regulus’ obligations under this paragraph. At Regulus’ sole expense and when reasonably requested by Regulus. FBL shall furnish Regulus with relevant evidence in FBL’s control and shall otherwise cooperate in the defense of the claim. This indemnification provision shall not be deemed to waive or limit any other rights. The liability limitations set forth in this Agreement shall not apply to these indemnification obligations.

23.       Limitation of Liability and Warranty.

a.              NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES INCLUDING, WITHOUT LIMITATION, LOST PROFITS OR OTHER ECONOMIC LOSS ARISING UNDER THIS AGREEMENT. THIS LIMITATION OF LIABILITY WILL APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT OR TORT, INCLUDING NEGLIGENCE AND INDEPENDENT OF ANY FAILURE OF ESSENTIAL PURPOSE OF THE REMEDIES PROVIDED HEREUNDER, AND SHALL APPLY WHETHER OR NOT A PARTY HAS BEEN APPRISED OF THE POSSIBILITY OF SUCH

DAMAGES. FURTHERMORE, EXCEPT IN THE CASE OF FBL’S OBLIGATION TO PAY FEES OWED, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR MONETARY DAMAGES IN EXCESS OF TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00). NOTWITHSTANDING THE FOREGOING, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE PROVISIONS OF THIS SECTION SHALL NOT APPLY TO ANY BREACH BY A PARTY OF CONFIDENTIALITY AND/OR NON-DISCLOSURE PROVISIONS HEREUNDER NOR TO EITHER PARTY’S RIGHTS WITH RESPECT TO ITS OBLIGATIONS TO INDEMNIFY THE OTHER PARTY.

b.              Limitation on Warranty. WITH THE EXCEPTION OF EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT OR ANY SOW, SERVICE PROVIDER PROVIDES THE SERVICES AS IS, WITHOUT WARRANTY OF ANY KIND. WHETHER EXPRESS OR IMPLIED AND SERVICE PROVIDER DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

c.               Survival. This Section shall survive termination of this Agreement.

d.              Time to Bring Action. Any action that is brought under or related to this Agreement against a party by the other party must be brought within one (1) year after the cause of action accrues.

24.       Continuation of Performance. Due to the critical nature of the Services to FBL’s continued business operations, and the absolute reliance by FBL on Regulus to perform said Services on a timely basis: (a) Regulus acknowledges that FBL’s remedies at law for Regulus’ breach of its obligations under this Agreement will be inadequate, that FBL may be irreparably harmed by any such breach, and that in the event of any such breach or threatened breach, FBL shall be entitled to specific performance or any type of preliminary, temporary or permanent injunctive relief and (b) Except in the case of a termination for failure to pay fees owed under this Agreement, Regulus assumes an independent obligation, in the event Regulus claims FBL has breached any other material obligation under this Agreement, to continue performance of Regulus’ obligations under this Agreement for ninety (90) days after Regulus gives FBL written notice of such alleged default. The undertaking of said independent obligation is without prejudice to any rights or remedies Regulus may otherwise have in connection with any dispute between Regulus and FBL. If FBL cures or otherwise resolves Regulus’ claim of a FBL breach within the ninety (90) day period, then Regulus shall continue to provide Services under this Agreement.

25.       Regulus shall provide to FBL, Support consisting of, without limitation, a toll free number for answers to FBL’s questions concerning use of the Services, assistance in solving problems encountered in FBL’s use of the Services and for the reporting and correction of suspected problems (“Support”). Support will be provided Monday through Saturday from 6:00 a.m. Central Time to 8:00 p.m. Central Time.

26.       Arbitration. The parties agree that any controversy or claim (whether such controversy or claim is based upon or sounds in statute, contract, tort or otherwise) arising out of or relating to this Agreement, any performance or dealings between the parties, or any dispute arising out of the interpretation or application of this Agreement, which the parties are not able to resolve within thirty (30) days of written notice of such claim, shall be settled exclusively by arbitration by a panel of three arbitrators, regardless of the size of the claim or controversy. The three-member arbitration panel shall be composed of one arbitrator mutually agreeable to both parties to the dispute, and two arbitrators to be appointed individually, one by each party to the dispute. All three arbitrators shall be knowledgeable about the subject matter of the claim or controversy, but shall not have any direct interest in such claim or controversy. The decision of the panel of arbitrators must be based on the laws of the applicable jurisdiction. Any decision by the arbitration panel must be accompanied by a written opinion setting forth the findings of fact and conclusions of law supported by evidence that were relied upon in reaching the decision. The panel of arbitrator’s decision shall be final and binding and judgment may be entered in any court having jurisdiction thereof. Each party will bear its own costs in arbitration. The fees and expenses of the arbitration panel will be shared equally by the parties. This section shall survive termination of this Agreement.

27.       Assignment. Neither party may assign any of its rights hereunder without the express written consent of the other party, which may not be unreasonably withheld, conditioned, or delayed. Notwithstanding the foregoing, either party may, without consent, assign its rights to any affiliate, parent or subsidiary, or successor in conjunction with a reorganization, merger or sale of all or substantially all of its assets to which this Agreement pertains.

28.       Miscellaneous Provisions.

a.                                      Any amendments to this Agreement must be in writing and signed by both parties.

b.                                      Any notice to be provided hereunder shall be in writing signed by the party giving such notice, and shall be deemed given upon deposit in the first class United States mail to the address set below or via facsimile to the fax number identified below, at the time of confirmed transmission.

Notices to FBL:	Notices to Regulus:
Attn: IT Contract Administrator	Attn:
FBL Financial Group, Inc.	Regulus Integrated Solutions LLC
and its Affiliated Companies
5400 University Avenue	860 Latour Court
West Des Moines, Iowa 50266	Napa, CA 94558
Fax: 515.226.6079	Fax:

c.                                       Time is of the essence in the performance of the terms of this Agreement.

d.                                      No delay or omission by either party in exercising any right or remedy hereunder available to that party shall operate as a waiver of such right or remedy or any other right or remedy. A waiver on one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

e.                                       If any provisions of this Agreement shall be for any reason held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

f.                                        This Agreement and all rights and duties hereunder, including but not limited to all matters of construction, validity and performance, shall be governed by the law of Iowa. However, if any version of the Uniform Computer Information Transaction Act (UCITA) is enacted as part of the law of the aforementioned state, said statute shall not govern any aspect of this Agreement or any license granted hereunder, and instead the law as it existed prior to such enactment shall govern.

g.                                       Unless this Agreement expressly states that a remedy is exclusive, no remedy is intended to be exclusive.

h.                                      This Agreement, any Statements of Work, including but not limited to the Existing SOW’s, Exhibits and any mutually-executed amendments or attachments thereto shall constitute the entire agreement between the parties regarding the subject matter hereof and any prior understanding or representation of any kind regarding the subject matter hereof preceding the date of this Agreement shall not be binding upon either party except to the extent incorporated into this Agreement.

i.                                          All print Services provided under this Agreement shall be completed at the Regulus facilities located in Des Moines, Iowa.

FBL FINANCIAL GROUP, INC.		REGULUS INTEGRATED SOLUTIONS LLC
AND ITS AFFILIATED COMPANIES

By:	/s/ Doug Gumm	By:	/s/ Kathy Hamburger
Name:	Doug Gumm	Name:	Kathy Hamburger
Title:	VP Information Technology	Title:	President & COO

EXHIBIT A

Statement of Work #

This Statement of Work and its attachments (if any) are, by this reference, subject to the terms of and made a part of the Master Agreement for Print Services (“Agreement”) dated July 17, 2005 by and between FBL Financial Group, Inc. and its Affiliated Companies (hereinafter referred to as “FBL”) with an address of 5400 University Avenue, West Des Moines, Iowa 50266, and Regulus Integrated Solutions LLC (hereinafter referred to as “Regulus”) whose business address is 860 Latour Court Napa, CA 94558. Capitalized terms used but not defined in this SOW shall have the meanings given to them in the Agreement.

THE PARTIES EVIDENCE THEIR AGREEMENT WITH THE FOLLOWING TERMS AND CONDITIONS BY SIGNING BELOW.

FBL FINANCIAL GROUP, INC.		REGULUS INTEGRATED SOLUTIONS LLC
AND ITS AFFILIATED COMPANIES

By:	/s/ Douglas Gumm	By:	/s/ Kathy Hamburger
Name:	Douglas Gumm	Name:	Kathy Hamburger
Title:	VP Information Technology	Title:	President & COO

Requirements

Special Processing

Reporting

Excluding Pricing Schedule